Exhibit (a)(5)(B)
For more information, please contact:
Investors and Shareholders
Jennifer Jordan
Cadence Design Systems, Inc.
408-944-7100
investor_relations@cadence.com
Media and Industry Analysts
Adolph Hunter
Cadence Design Systems, Inc.
408-914-6016
publicrelations@cadence.com
CADENCE ANNOUNCES RESULTS OF THE ZERO COUPON ZERO YIELD SENIOR
CONVERTIBLE NOTES DUE 2023 REPURCHASED
UPON THE ELECTION OF HOLDERS
     SAN JOSE, Calif.—August 15, 2008—Cadence Design Systems, Inc. (NASDAQ: CDNS) today announced that it received notices from the holders of Zero Coupon Zero Yield Senior Convertible Notes due August 15, 2023 to surrender their notes for repurchase. The holders’ option to surrender their notes for repurchase expired at 5:00 p.m., New York City time, on August 14, 2008.
     Cadence has been advised by the trustee, The Bank of New York Mellon Corporation, that the notes with an aggregate principal amount of $230,207,000 were validly surrendered for repurchase and not withdrawn, and Cadence has repurchased all such notes. The purchase price for the notes was $1,002.50 in cash per $1,000 principal amount of notes. The aggregate purchase price for all of the notes validly surrendered for repurchase and not withdrawn was $230,782,517.50. After the repurchase, a total of $178,000 in principal amount of the notes remains outstanding.
About Cadence
     Cadence enables global electronic-design innovation and plays an essential role in the creation of today’s integrated circuits and electronics. Customers use Cadence® software and hardware, methodologies, and services to design and verify advanced semiconductors, consumer electronics, networking and telecommunications equipment, and computer systems. Cadence reported 2007 revenues of approximately $1.6 billion, and has approximately 5,100 employees. Cadence is headquartered in San Jose, Calif., with sales offices, design centers, and research facilities around the world to serve the global electronics industry. More information about Cadence and its products and services is available at www.cadence.com.
     Cadence is a registered trademark and the Cadence logo is a trademark of Cadence Design Systems, Inc. All other trademarks are the property of their respective owners.
     This release may contain certain forward-looking statements. These statements are based on current expectations or beliefs, as well as a number of preliminary assumptions about future events that are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of risks, uncertainties and other factors, many of which are outside Cadence’s control, including, among others: economic, business, competitive and/or regulatory factors affecting Cadence’s businesses. All statements contained herein that are not clearly historical in nature are forward-looking. Cadence is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.
     For a detailed discussion of these and other cautionary statements, please refer to Cadence’s filings with the Securities and Exchange Commission. These include Cadence’s Annual Report on Form 10-K for the year ended December 29, 2007, Cadence’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2008 and any current reports on Form 8-K Cadence has filed with the Securities and Exchange Commission.

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